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FEB 27 2008

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SEC 08026266 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRIGGS - FICKS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 EAST WISCONSIN AVENUE, SUITE 860
(No. and Street)

MILWAUKEE	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARY E. BRIGGS 414-273-2112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLI, LLP
(Name – *if individual, state last, first, middle name*)

1000 INNOVATION DRIVE, SUITE 200	MILWAUKEE	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARY E. BRIGGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRIGGS & FICKS SECURITIES, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF WISCONSIN
COUNTY OF MILWAUKEE
SIGNED BEFORE ME ON 02/26/08
BY MARY E. BRIGGS

Mary E. Briggs
Signature

MANAGING DIRECTOR
Title

Linda G. Vodnik
Notary Public COMMISSION EXPIRES 1-25-09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Briggs-Ficks Securities LLC

Milwaukee, Wisconsin

Financial Statements and Additional Information

Years Ended December 31, 2007 and 2006

Briggs-Ficks Securities LLC

Financial Statements and Additional Information

Years Ended December 31, 2007 and 2006

Table of Contents

WIPFLi

Independent Auditor's Report

Board of Directors
Briggs-Ficks Securities LLC
Milwaukee, Wisconsin

We have audited the accompanying statements of financial condition of Briggs-Ficks Securities LLC as of December 31, 2007 and 2006, and the related statements of operations, changes in members' equity and cash flows for the years ended December 31, 2007 and 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briggs-Ficks Securities LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information appearing on pages 11 through 14 is presented for purposes of additional analysis; it is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

January 31, 2008
Milwaukee, Wisconsin

Briggs-Ficks Securities LLC

Balance Sheets

December 31, 2007 and 2006

Assets		2007		2006
Cash and cash equivalents	$	13,381	$	5,129
Trading securities		120,229		168,866
Prepaid expenses		3,780		3,780
Receivables from clearing organization		28,030		25,531
Office furniture and equipment - Net		3,793		5,335
TOTAL ASSETS	$	169,213	$	208,641

Liabilities and Members' Equity				
Liabilities - Accrued expenses	$	42,353	$	39,426
Members' equity		126,860		169,215
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	169,213	$	208,641

See accompanying notes to financial statements.

Briggs-Ficks Securities LLC

Statements of Operations

Years Ended December 31, 2007 and 2006

		2007		2006
Revenue:				
Commissions	$	338,185	$	302,117
Money market rebates		25,910		39,260
Trading gains and losses, net		(48,637)		17,796
Interest and dividend income		4,270		3,630
Other revenue		44,531		8,133
Total revenue		364,259		370,936
Operating expenses:				
Salaries and benefits		244,315		162,709
Occupancy		48,012		43,872
Floor brokerage, exchange and clearing		64,032		62,905
Insurance		5,894		5,893
Regulatory fees and expenses		5,537		4,499
Legal and professional fees		11,075		10,906
Other		27,749		30,452
Total operating expenses		406,614		321,236
Net income (loss)	$	(42,355)	$	49,700

See accompanying notes to financial statements.

Briggs-Ficks Securities LLC

Statements of Members' Equity

Years Ended December 31, 2007 and 2006

	Members' Contributions	Accumulated Losses	Total Members' Equity
Balances at January 1, 2006	$ 209,123	$ (92,748)	$ 116,375
Net income	0	49,700	49,700
Member contributions	3,140	0	3,140
Balances at December 31, 2006	212,263	(43,048)	169,215
Net loss	0	(42,355)	(42,355)
Balances at December 31, 2007	$ 212,263	$ (85,403)	$ 126,860

See accompanying notes to financial statements.

Briggs-Ficks Securities LLC

Statements of Cash Flows

Years Ended December 31, 2007 and 2006

	2007	2006
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Net income (loss)	$ (42,355)	$ 49,700
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	2,958	2,788
(Gain) loss on trading equities	48,637	(17,796)
Changes in operating assets and liabilities:		
Receivables from clearing organization	(2,499)	2,879
Prepaid expenses	0	(3,780)
Accrued expenses	2,927	(44,041)
Total adjustments	52,023	(59,950)
Net cash provided by (used in) operating activities	9,668	(10,250)
Cash flows from investing activities:		
Purchases of office furniture and equipment	(1,416)	(1,538)
Net cash used in investing activities	(1,416)	(1,538)
Cash flows from financing activities:		
Member contributions	0	3,140
Net cash provided by financing activities	0	3,140
Net change in cash and cash equivalents	8,252	(8,648)
Cash and cash equivalents at beginning	5,129	13,777
Cash and cash equivalents at end	$ 13,381	$ 5,129

See accompanying notes to financial statements.

Briggs-Ficks Securities LLC

Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Principal Business Activity

Briggs - Ficks Securities, LLC (the "Company") provides broker/dealer services, specializing in institutional security trading. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that funds and securities belonging to the Company's customers will be handled by a correspondent broker-dealer. The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker or dealer. Therefore, the Company does not have to comply with the reserve requirement pursuant to SEC Rule 15c3-3. The Company's customers are located primarily in the Milwaukee, Wisconsin, metropolitan market.

Operations

The Company was incorporated on June 15, 2001. The Company's operations are primarily devoted to providing brokerage and investment services to individual and corporate clients.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Note 1 Summary of Significant Accounting Policies (Continued)

Trading Securities and Commissions

All investments are classified as trading securities. Realized and unrealized gains and losses on trading securities are included as a separate line item on the statements of operations.

Security transactions, commission income, and related clearing expenses are recorded on a trade date basis. The majority of revenues are attributable to the daily trading of securities by customers.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, money market accounts, and deposits with banks and clearing organizations. As part of the Company's agreement with their clearing organization, they are required to maintain at least $100,000 on deposit consisting of cash and trading securities with the clearing organization.

Advertising Costs

Advertising costs are expensed as incurred. There were no advertising costs for the years ended December 31, 2007 and 2006.

Depreciation

Depreciation and amortization are computed on the straight-line method for financial reporting purposes based on the 3 to 10 year estimated useful lives for office furniture and equipment.

Briggs-Ficks Securities LLC

Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies (Continued)

Income Taxes

Under provision of the Internal Revenue Code, the Company has elected to be treated as a partnership for income tax purposes. Accordingly, the Company is generally not subjected to federal or state income taxes at the corporate level. All tax attributes of the Company will be passed through to its members and income taxes will be paid by the individual members.

Note 2 Leases

The Company has an operating lease for its current office space. Rent expense for the periods ended December 31, 2007 and 2006, was $38,386 and $37,782, respectively. The lease is for one year, expiring on October 31, 2008. Minimum future lease payments for the year ending December 31 are as follows:

2008	$	19,023

The lease provides for annual adjustments to rent for changes in real estate taxes and operating expenses. The minimum future payments above are computed using the current charges for real estate taxes and operating expenses.

Note 3 Trading Securities

Trading securities consist of 3,510 shares of Marshall & Ilsley Corp. stock and 1,170 shares of Metavante Tech stock in 2007 and 3,510 shares of Marshall & Ilsley Corp. stock in 2006. These investmenst have been pledged to RBC Dain Rauscher, as a clearing deposit.

Note 4 Office Furniture and Equipment

Office furniture and equipment at December 31 consist of:

	2007	2006
Office furniture	$ 12,458	$ 12,458
Office equipment	20,714	20,184
Total	33,172	32,642
Less accumulated depreciation	29,379	27,307
Total office furniture and equipment	$ 3,793	$ 5,335

Depreciation expense for the years ended December 31, 2007 and 2006, was $2,958 and $2,788, respectively.

Note 5 Net Capital Requirements

The Company is subject to the Securities and Exchange commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Under the terms of the Company's registration with the SEC, the minimum net capital requirement must exceed $5,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 and 2006, the Company had net capital of $86,934 and $113,025, respectively, which exceeded its required net capital by approximately $81,934 and $108,025, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.49 to 1 in 2007 and 0.35 to 1 in 2006.

Note 6 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 7 Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains cash balances in a bank insured by the Federal Deposit Insurance Corporation up to $100,000. At various times during the year, its balance may exceed the insured limit.

Note 8 Concentration with Major Customer

The majority of revenue from trading commissions is concentrated in a group of accounts closely related to a single family of trust accounts.

Note 9 Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of a net loss on the unsettled trade. At December 31, 2007, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Note 10 Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during the years ended December 31, 2007 and 2006. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Note 11 Related Party Transactions

The Company pays commissions to its owners, included in salaries and benefits expense in the statement of operations, in the regular course of business. Commission expense to the Company's owners was $123,500 and $0 for the years ended December 31, 2007 and 2006, respectively. During 2006, the Company reversed approximately $30,000 of unpaid commissions owed to the Company's owners, as the owners decided to waive their rights to these commissions. There were no unpaid commissions owed to the Company's owners as of December 31, 2007 and 2006.

Additional Information

WIPFLi

Independent Auditor's Report on Internal Controls

Board of Directors
Briggs-Ficks Securities LLC
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Briggs-Ficks Securities LLC as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the rist that they may become in adequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on January 31, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate, with the exception of items noted in writing to management and those charged with governance on January 31, 2008, at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

January 31, 2008
Milwaukee, Wisconsin

Briggs-Ficks Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007 and 2006

		2007		2006
Net capital:				
Total members' equity	$	126,860	$	169,215
Deductions and/or charges:				
Nonallowable assets:				
Office furniture and equipment		(3,793)		(5,335)
Prepaid expenses		(3,780)		(3,780)
Net capital before haircuts on securities positions		119,287		160,100
Haircuts:				
Securities		(18,034)		(25,330)
Undue concentration		(14,295)		(21,722)
Other		(24)		(23)
Net capital	$	86,934	$	113,025
Aggregate indebtedness:				
Items included in statement of financial condition:				
Accured expenses	$	42,353	$	39,426
Total aggregate indebtedness	$	42,353	$	39,426
Computation of basic net capital requirement:				
Minimum net capital required, *greater of*:				
6.67% of aggregate indebtedness	$	2,824	$	2,628
Minimum dollar requirement		5,000		5,000
Net capital requirement	$	5,000	$	5,000

END

See Independent Auditor's Report.

No differences between FOCUS Report and above statement.